# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kalaris Therapeutics, Inc., CIK 0001754068
CUSIP: 482929106
Title of class of securities: Common Stock, $0.0001 per value
Address of issuer's principal executive offices: 628 Middlefield Road, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 03/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001123292-22-000101
Filed by CIK 0000882095

## Reporting persons
- GILEAD SCIENCES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 723,273; shared voting power 0; sole dispositive power 723,273; shared dispositive power 0; aggregate amount beneficially owned 723,273 (3.9% of the class)
  Comment: Percentage based on 18,702,413 shares of Common Stock outstanding immediately following the effective time (the "Effective Time") of the merger, pursuant to the terms of the Agreement and Plan of Merger, dated as of November 7, 2024, by and among the Issuer, Aurora Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Kalaris Tx, Inc. (formerly Kalaris Therapeutics, Inc.), a Delaware corporation ("Legacy Kalaris"), of Merger Sub with and into Legacy Kalaris, with Legacy Kalaris continuing as a wholly owned subsidiary of the Issuer, as disclosed in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 18, 2025. Immediately following the Effective Time, the Issuer changed its name to "Kalaris Therapeutics, Inc." The Common Stock, which was previously listed on The Nasdaq Capital Market and traded under the ticker symbol "ALVR" through the close of business on March 18, 2025, commenced trading on The Nasdaq Global Market under the ticker symbol "KLRS" on March 19, 2025, and is represented by the new CUSIP number above.

## Item 1. Issuer
Name of issuer: Kalaris Therapeutics, Inc.
Address of issuer's principal executive offices: 628 Middlefield Road, Palo Alto, California, 94301

## Item 2. Person Filing
Name of person filing: Gilead Sciences, Inc.
Address of principal business office or, if none, residence:
333 Lakeside Drive
Foster City, California 94404
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 723,273
Percent of class: 3.9
Sole power to vote or to direct the vote: 723,273
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 723,273
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GILEAD SCIENCES, INC.: /s/ Andrew D. Dickinson, Andrew D. Dickinson, Executive Vice President and Chief Financial Officer (03/20/2025)